SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2007

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8
No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: October 30, 2007	By:	Signed:	G. A. Feigel

		Name:	G. A. Feigel
		Title:	Assistant Corporate Secretary

Release:          Immediate, October 30, 2007
CANADIAN PACIFIC BUILDING MOMENTUM FOR 2008
CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) will provide information today about its activities and plans for 2008 at its annual Investor Day. This will include an overview of CP’s 2008 strategy, revenue and earnings outlook, capital expenditures and free cash expectations. The workshop will be webcast live from 1:15 pm to 5:00 p.m. Eastern time.
“Canadian Pacific is in motion and our focus on execution excellence will continue to deliver results in 2008,” said Fred Green, President and Chief Executive Officer. “We are gaining momentum, and our acquisition of the Dakota, Minnesota and Eastern Railroad, combined with our recently announced Alberta Industrial Heartland strategy, shows that Canadian Pacific is evolving to expand the reach of our franchise. We will continue to create shareholder value as we pursue our vision to be the safest, most fluid railway in North America.”
The outlook for 2008 for diluted earnings per share before foreign exchange gains and losses on long-term debt and other specified items is expected to be in the range of $4.70 to $4.85, an increase of nine per cent to 13 per cent over $4.30, the lower end of the 2007 earnings guidance range. The 2008 estimate assumes crude oil prices averaging US $80 per barrel, an average currency exchange rate of the U.S. dollar at par with the Canadian dollar and North American economic (GDP) growth of 2.5 per cent.
CP expects to grow total revenue by four per cent to six per cent in 2008 and total operating expenses are expected to increase by three per cent to five per cent.
Capital investment is expected to be in the range of $885 million to $895 million in 2008, essentially flat from anticipated capital spending in 2007.
CP expects free cash to be in excess of $250 million in 2008 .
A live audio webcast of today’s Investor Day and all presentation slides will be available on the Investors section of CP’s website, www.cpr.ca. The webcast and presentation slides will also be archived on the website.
Presentation of non-GAAP earnings
CP presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings trends in its business that can be compared with prior periods’ results of operations. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other specified items, which are not among CP’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled.
Earnings that exclude foreign exchange currency translation effect on long-term debt and other specified items, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends.
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
Note on forward looking-information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties which could cause actual results to differ from those described in the forward-looking statements contained in this news release, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise except as required by law.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, intends to be the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes Canadian Pacific a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.
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Contacts:
Media	Investment Community
Leslie Pidcock	Janet Weiss, Assistant Vice-President Investor Relations
Tel.: (403) 319-6878	Tel.: (403) 319-3591
e-mail: leslie_pidcock@cpr.ca	e-mail: investor@cpr.ca